1. Name and Address of Reporting Person
   Searfoss, David W.
   3 Stratford Road
   Farmington, CT 06032
   USA
2. Issuer Name and Ticker or Trading Symbol
   Hilb, Rogal and Hamilton Company (HRH)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   11/2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   ( ) Officer (give title below) ( ) Other (specify below)
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common Stock                                                                              2000             D
Common Stock                                                                              1730084          I           Corporate
                                                                                                                       Officer
Common Stock                       11/15/2002 A             33.78       A      $38.4900                    I           Deferred
                                                                                                                       Plan, Held in
                                                                                                                       Trust <F1>
Common Stock                       11/20/2002 A             33.89       A      $38.3500                    I           Deferred
                                                                                                                       Plan, Held in
                                                                                                                       Trust <F1>
Common Stock                       11/25/2002 A             68.31       A      $38.0600   7432.19          I           Deferred
                                                                                                                       Plan, Held in
                                                                                                                       Trust <F1>

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Options  $10.813                                              06/09/2009 Common                      10000    D
(Right to buy)                                                                 Stock
Stock Options  $14.375                                              05/03/2010 Common                      10000    D
(Right to buy)                                                                 Stock
Stock Options  $19.875                                              05/02/2011 Common                      10000    D
(Right to buy)                                                                 Stock
Stock Options  $38.45                                               05/08/2009 Common                      10000    D
(Right to buy)                                                                 Stock
Convertible    $11.375                                              12/31/2011 Common                      32000000 I       Corporat
Securities                                                                     Stock                                        e
                                                                                                                            Officer

Explanation of Responses:

<F1>
Directors' Deferred Plan purchases common stock of Company, which is held in trust under the terms of the Hilb, Rogal and Hamilton Amended and Restated Outside Directors Deferral Plan. Directors electing to receive 100% of compensation in common stock receive a 30% bonus grant of stock to encourage maximazation of at-risk compensation. Dividends are reinvested by the trustee. Deferred stock will be paid out in shares at the time selected by the director, either a lump sum or a series of distributions over a period of years.

SIGNATURE OF REPORTING PERSON
/s/ David W. Searfoss

DATE
11/27/2002